OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

JWL.COM, Inc.

23024 Conde Dr.
Valencia, CA 91354

jwl.com



1,070,000 shares of Common Stock, including Rights to Receive JWL Coins

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

See the section titled "Risk Factors" to read about factors you should consider before investing. There is currently no trading market for our Common Stock.

We currently have no plans to list the securities on any national securities exchange or on the over-the-counter market.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,070,000 shares of Common Stock ($1,070,000.00)

Minimum 10,000 share of common stock ($10,000.00)

Company	JWL.com, Inc.
Corporate Address	23024 Conde Dr., Valencia, California
Description of Business	Cryptocurrency for the jewelry industry
Type of Security Offered	Common Stock and the right to receive JWL Coins
Purchase Price of Security Offered (Unit)	$1.00 per share of Common Stock
Minimum Investment Amount (per investor)	$500.00

<u>Perks</u> *

*<u>Right to Receive JWL Coins</u> (the "JWLs," "Coins" or "Tokens")

The Offering includes the right to receive, when the Company conducts a token generation event, five (5) JWL Coins, or Tokens, for every $1 invested in this Offering.

In other words, investors will be entitled to receive JWL Coins for an amount that is that is equal to the investment amount.

For example, an investment of $500 in Common Stock in this Offering will entitle the investor to 500 shares of Common Stock and 2,500 JWL Coins, in accordance with the terms of the future token generation event.

*All Coins or Tokens will be delivered after this Offering is completed, if and when there is a future token generation event.

<u>Terms of Tokens</u>

JWL Coins

Description of JWL Coins: JWL Coins will enable the holder to interact on an open-source blockchain presently being developed for the Company (the "JWL Blockchain"). The JWL Blockchain will be an independent blockchain created primarily for the jewelry industry, the Company, and for other users, as determined by the development team that the Company has selected to create the JWL Blockchain. One of the Company's founders, Bradley Fuller, is a member of the development team. As the JWL Blockchain development will be open-source, any individual or industry participant may freely further develop it.

Initial Blockchain:

- **Migration to Alternative Blockchain**: N/A. Full functionality of blockchain will be available at launch with no requirements for a switch.
- **Expected Network Launch date**: ~90 days after the completion of our Offering.
- **Expected Price per Token at token generation event or method for determining price**: $0.20 per JWL. To be distributed pursuant to rights in this Offering (5 JWL per $1 invested).
- **Total amount of Tokens authorized for creation**: ~200,000,000 total lifetime supply (+ potential small tail distribution)
- **Amount of Tokens or Rights to Tokens already issued:**
  - ~50,000,000 to be restricted coins, set aside for development team, used for development team costs, blockchain improvement, and currency adoption.
  - ~50,000,000 to be provided to JWL.com, Inc. (To be distributed internally and to JWL offering investors)
    - ~5,350,000 of JWL.com's initial share to be distributed to investors in this Offering.
- **Will they be listed on Exchanges**: TBD**
  - **If so, which**: TBD**

**See Risk Factors – Currently there are no securities exchanges registered with the SEC that list and trade tokens or cryptocurrencies.

Other Material Terms:

- **Voting Rights:** none
- **Restrictions on Transfer:** 1 year from closing of the token offering
- **Dividends/Distributions:** none
- **Redemption Rights:** none
- **Other:** none

Additional Information

As soon as JWL is launched and distributed, contributors will immediately have full ownership and control of their JWL, which provides the ability to securely and privately transact with other JWL users. Investment funds from this Offering will be used to further develop the JWL.com website, to build specific JWL tools, including, but not limited to, secure web wallets, Jewelry industry integration, web based escrow services, and simplified cryptocurrency storage, access, and exchange.

Further, JWL Blockchain will be the foundation for all value within the JWL.com, Inc. ecosystem. If there are any blockchain changes, or if JWL.com, Inc. develops further blockchain solutions to bring the Jewelry Industry into the 22nd century, JWL Blockchain will continue to act as the basic value proposition for users.

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the common stock tokens and the Tokens.

Jurisdictions: No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering..

The Offering

We are offering one share of Common Stock at a price of $1.00 per share and a right to receive JWLs when the Company launches its token generation event. At the time of the token generation event, the Purchaser will receive five (5) tokens, or JWL Coins, for each dollar invested in this Offering. We anticipate that the price of each JWL Coin will $0.20 per token. Therefore, a purchase of $500 in this Offering, for example, will entitle the purchaser to receive 500 shares of our Common Stock and, upon the token generation event, 2,500 JWL Coins.

The Common Stock is subject to transfer restrictions and the right to receive JWLs are non-transferable.

Although we anticipate to launch the JWL Blockchain within 90 days after the completion of this Offering, the date of the token generation date is uncertain at this time. At this time there is substantial uncertainty about whether the token generation event must be registered or qualified with the United States Securities and Exchange Commission pursuant to the securities laws of the United States and each state. We do not anticipate that such uncertainty will be resolved by the time of the token generation event. If the Company is required to register or qualify the token generation event with the Securities and Exchange Commission, there can be no assurance that the Company will be successful in so doing. Even if the Company is able to conduct the token generation event, the success of the Company's business, and the value of its Common Stock, depends on the adoption of an open-source blockchain platform by developers and the acceptance of JWLs by the jewelry industry, but there is no guarantee that such adoption or acceptance will ever take place in the

The offering of our Common Stock and a right to receive JWLs at a future date, is being made pursuant to an exemption from registration with the Securities and Exchange Commissions under Regulation CF under the Securities Act of 1933, as amended.

The Company is including as part of this Offering the right to receive future JWLs when and if a network based upon blockchain and distributed ledger technology is created by developers and users of the blockchain. The JWLs may be used within the network as a currency to effect economic transactions in the jewelry industry.

Therefore, although the Company has immediate plans to promote this distributed ledger technology, the rights offered and issued in connection with this offering are contingent upon the further development of such technology. Investors in this offering should not plan on receiving JWLs or tokens and should not include any such future utility tokens as part of their investment decision. Any future utility token shall only have a use within a developed ecosystem and shall not be considered debt or equity in the Company.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Our Vision

To enable the jewelry industry to trade jewelry products internationally, in secure transactions, without monetary conversion or cross-border transaction payment concerns.

Our Mission:

Provide a secured cryptocurrency payment system that utilizes the JWL blockchain platform to facilitate jewelry transactions between customers, vendors, distributors, manufacturers, and producers of precious stones and metals.

Discuss the sales, supply chain and customer base of your company if not discussed above.

We will initially focus on select groupings of international jewelry trade shows to promote the resources of the JWL blockchain technology supporting international jewelry merchandise transactions. Our marketing will be direct at promoting JWL usage at jewelry distributors and large jewelry retail chains. We are promoting the JWL name branding through display ads in the major Jewelry publications.

Competition

Blockchain technology is new to the jewelry industry, as it is to most all industries. The large name currencies are not specifically designed to provide the jewelry industry specific services utility that could meet the jewelry industries unique needs. De Beers has turned to blockchain to guarantee diamond purity, but is not currently expected to be used to facilitate merchandise transactions. Similar to other diamond producers, their mission is to ensure the source authenticity of precious stones "from mine to finger."

On April 26, 2018, IBM announced that it is collaborating with a consortium of gold and diamond industry leaders on the first cross-industry initiative to use blockchain to trace the provenance of finished pieces of jewelry across the supply chain for increased transparency. Initially the initiative will track six styles of diamond and gold engagement rings on their blockchain network. The consortium includes Asahi Refining (precious metals refiner), Helzberg Diamonds (U.S. jewelry retailer), LeachGarner (precious metals supplier), The Richline Group (global jewelry manufacturer) and UL (independent, third party verification). These competitors have significant resources as compared to the Company, and there can be no assurance that the Company will be able to compete effectively against its larger competitors.

Liabilities and Litigation

JWL.COM, Inc. is not involved in any litigation and is unaware of any claims against it.

The team

Officers and directors

David Zinberg	Chief Executive Officer
Nir Schwartz	Chief Security Officer
Larry Russell	Chief Financial Officer
Bradley Fuller	Chief Technical Officer

David Zinberg
David Zinberg is the Company's Founder, chairman and Chief Executive Officer. From August 2014 through November 2017, he was the founder and CEO of Bidding

Unlimited, Incorporated, (successor to BIDZ.com, Inc.). He has 35 years of experience in the jewelry industry as an accomplished domestic and international multi-business chief executive officer and founder. Through his leadership and organizational ability, he founded the predecessor to BIDZ.com in 1997 and led it to become a leading online jewelry retailer, exceeding $180 million in revenue. In 2007, he listed BIDZ.com on the Nasdaq Capital Market and served as chairman, president, and chief executive officer of the pubic company until May 2014.

Nir Schwartz
Nir Schwartz joined the Company on January 15, 2018 as Chief Security Officer. He is a veteran of the Israel Defense Forces (IDF), who in 2015-2016 was a developer of intelligence systems at Unit 8200, an Israeli Intelligence Corps unit responsible for collecting signal intelligence and code decryption. After a year at Unit 8200 and with the Mossad (Institute for Intelligence and Special Operations), managing and developing secure cyber systems with a big-data connection, he entered the civilian market and served in several technology roles. In 2016 to 2017, he was a Software Engineer with Bynet Software systems (Rad Bynet Group), where he managed and developed a secure closed circuit camera systems for the IDF - Camp Ariel Sharon (City of Training Bases), Israel Railways Corporation Ltd., developed a video streaming and VOD system, and developed a secure Network monitoring system that composed from mirror traffic and artificial intelligence for deeper research on the network.

Larry Russell
Larry Russell is Secretary-Treasurer and Chief Financial Officer. He is a founding member fo the Company with over 40 years of accounting, auditing, and information systems management experience, including, 8 years concentration in information systems forensic investigations. He served for one year the Chief Technology Officer of BIDZ.com in 2005, and Chief Compliance Officer from 2006 until February 2010. He materially participated in BIDZ.com's compliance under Section 404 of the Sarbanes-Oxley Act (SOX) and ultimate listing on Nasdaq in July 2007. Larry served as a consultant with the successor to Bidz.com start up company Bidding Unlimited Incorporated, for the year 2015, and commencing January 1, 2016 through December 31, 2017, Larry served as Chief Financial Officer, for Bidding Unlimited Incorporated.

Bradley Fuller
Bradley Fuller has six years of experience in blockchain technology, focused on investing, utilization, and interaction. Educated in international business and finance, trained in software development, and with work experienced in multiple facets of global business. Since February 1, 2015, Bradley has served as the Pricing and Demand Analyst for ZT Systems, a hyperscale server design and manufacturing company. He has the capability and deep understanding required to bring blockchain technology to real-world utilization for businesses and consumers alike, and has been the lead engineer, overseeing the JWL blockchain development since July 2017.

Number of Employees: 4

Related party transactions

In October 2017, a founding shareholder, David Zinberg, loaned to the company $100,000 for working capital, in exchange for a three-year, unsecured note, due and payable on October 27, 2020, bearing simple interest at 6% per annum. The Company has the right to retire the loan early without a repayment penalty.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **The JWL Coins will be issued in the token generation event, or initial coin offering ("ICO"), pursuant to which investors in this Offering will receive JWL Coins.** The JWL Coins may be "securities" under federal and state securities laws. On July 25, 2017, the SEC issued a Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934: The DAO (https://www.sec.gov/litigation/investreport/34-81207.pdf). The investigation raised questions regarding whether the DAO Tokens, which had characteristics similar to JWL Coins, are securities and the application of the U.S. federal securities laws to the offer and sale of DAO Tokens. The SEC concluded that the DAO Tokens were securities. As a result, the registration provisions of the Securities Act of 1933 apply to the offer and sale of the DAO Tokens and the Securities Exchange Act of 1934 apply to the secondary market in the DAO Tokens. In recent months, the SEC has filed a number of lawsuits against companies that have attempted to sell tokens without securities registration with the SEC. As recently as April 26, 2018, SEC Chairman Jay Clayton in testimony before the U.S. House of Representatives Committee on Appropriations repeated his view that he has not seen any ICO that do not involve securities. If the Company decides to treat the JWL Coins as securities, the token generation event will be required to be qualified or registered with the SEC. As of this date, few, if any, token offerings have been qualified or registered with the SEC. The Company's attempt to qualify or register its offering of JWL Coins with the SEC may result in a significant delay in the token generation event.

- **Currently there are no securities exchanges registered with the SEC that list and trade tokens or cryptocurrencies.** Popular online trading platforms or cryptocurrency "exchanges" operate without registration with the SEC. On May 7, 2018, the SEC issued a Statement on Potentially Online Platforms for Trading Digital Assets (https://www.sec.gov/news/public-statement/enforcement-tm-statement-potentially-unlawful-online-platforms-trading). The SEC noted that online platforms that trade coins and tokens offered and sold in ICOs may be operating unlawfully as unregistered securities exchange. Tokens that are securities may not be traded over unregistered securities exchanges or in over-the-counter markets without compliance with SEC regulations. Consequently, the treatment of tokens as securities by regulators may adversely affect the current market for cryptocurrencies and may adversely impact the liquidity of tokens and cryptocurrencies.

- **The Company may be deemed to be a virtual currency exchanger or administrator subject to the Bank Secrecy Act.** In 2013, the Financial Crimes Enforcement Network (FinCEN) issued guidance that virtual currency exchangers and administrators are money transmitters and must comply with the BSA. Anti-money laundering and combating the financing of terrorism (AML/CFT) rules apply to virtual currency exchangers and administrators. Generally, under existing regulations and interpretations, a developer that sells convertible virtual currency, including in the form of ICO coins or tokens, in exchange for another type of value that substitutes for currency is a money transmitter and must comply with AML/CFT requirements that apply to this type of money services business (MSB).

- **The Company does not expect there to be any market makers to develop a trading market in the JWLs.** Most securities that are publicly traded in the United States have one or more broker-dealers acting as "market makers" for the security. A market maker is a firm that stands ready to buy and sell the security on a regular and continuous basis at publicly quoted prices. Even if a qualified token or cryptocurrency exchange is created or developed, the Company does not believe that the JWLs will have any market makers, which could contribute to a lack of liquidity in the JWLs, and could have a material adverse effect on holders' ability to trade the JWLs.

- **Regulatory authorities may never permit Token Trading Systems to become operational.** Before an alternative trading system (ATS) or registered securities exchange for tokens and cryptocurrencies can become operational, they must receive approval from numerous regulatory authorities, including the Financial Regulatory Authority (FINRA) and the SEC. If FINRA, the SEC or any other regulatory authority objected to the establishment of such exchanges or trading systems, such regulatory authorities could prevent token or cryptocurrency ATSs or exchanges from ever becoming operational. Any regulatory objection or reluctance to allowing trading in tokens or cryptocurrencies would have a material adverse impact on our business.

- **The tax treatment of the right to receive JWLs and JWLs is uncertain and there may be adverse tax consequences for purchasers upon certain future events.** Each purchaser must seek its own tax advice in connection with an investment in this Offering. An investment in this Offering may result in adverse tax consequences to purchasers, including withholding taxes, income taxes and tax reporting requirements. Each purchaser should consult with and must rely upon the advice of its own professional tax advisors with respect to the United States and non-U.S. tax treatment of an investment. The tax characterization of the right to receive JWLs also affects the Company's tax liability in connection with the Offering. In addition, the accounting consequences are uncertain, and there is a possibility that a portion of the proceeds of the Offering might be treated as a liability rather than equity for accounting purposes, which would reduce the Company's net book value compared to equity treatment, which would prevent the Company from making dividend payments until such time, if ever, that the Company's net book value increases to a positive amount at least greater than the aggregate amount of any proposed dividend.

- **The Company's management will have broad discretion over the use of the net proceeds from this Offering.** The Company may be required to register a class of its securities under the Securities Exchange Act of 1934, if the Company has assets above $10 million and more than 2,000 holders of its securities, which would increase the Company's costs and require substantial attention from management. The Company's securities may be subject to registration under the Securities Exchange Act of 1934, as amended ("Exchange Act"), if the Company has assets above $10 million and more than 2,000 purchasers of its securities, including JWLs, which would increase the Company's costs and require substantial attention from management. Companies with total assets above $10 million and more than 2,000 holders of record of its equity securities, or 500 holders of record of its equity securities who are not accredited investors, at the end of their fiscal year must register that class of equity securities with the SEC under the Exchange Act. Registration and ongoing compliance with the requirements under the Exchange Act would be a laborious and expensive process. Furthermore, if such registration takes place, the Company will have materially higher compliance and reporting costs going forward.
- **Purchasers may lack information for monitoring their investment.** The Common Stock do not have any information rights attached to them (other than certain rights to Company information afforded under Delaware law), and purchasers may not be able to obtain all the information they would want regarding the Company, its Common Stock or the JWLs. The Company is not currently registered with the SEC and currently has no periodic reporting requirements. Consequently, a purchaser may not have accurate or accessible information about the Company, its Common Stock, the JWLs, or of the right to receive JWLs.
- **Initial Launch of JWLs' The Company is targeting a Token Issuance Date on the 120th day following the Expiration Date.** However, there can be no assurance that the Tokens will be issued as of such date or at all.
- **We have a limited operating history.** We started and incorporated our business in October 2017. We have no significant operations to evaluate our business and prospects. Potential investors should consider our prospects in light of the following risks, expenses and uncertainties that may be encountered by development stage companies, particularly in the new and emerging cryptocurrency market: • an evolving and unproven business model; • uncertain ability to manage an expanding business in a rapidly changing market; • difficulty in attracting new customers and maintain customer satisfaction; • potential failure to introduce new and enhanced services, products and alliances; and • ability to minimize technical difficulties, system downtime and the effect of Internet brownouts; To address these risks we must successfully: • develop and extend relationships with jewelry manufacturers and merchants; • implement an evolving and unproven business model; • establish internal accounting systems and controls; • manage growth; if any; • develop and manage an efficient blockchain; and • develop and implement an efficient transaction processing system. If we do not successfully manage these risks, our business will suffer. We cannot assure you that we will successfully address these risks or that our business strategy will be successful.

- **We expect to incur substantial net losses for the foreseeable future.** Since inception, we have been operating at a loss. We had net losses since inception for expenses primarily related to start-up costs. We expect that operating losses and negative cash flow will continue for the foreseeable future as we must invest in marketing and promotional activities, technology and operating systems. We believe that generating revenues will depend in large part on our ability to: • increase industry awareness of JWLs and develop effective marketing and other promotional activities to achieve market acceptance of JWL as a cryptocurrency;enhance the JWL blockchain, transaction-processing systems and network infrastructure to support increasing transaction volume; • provide our customers with quality experiences; and • develop strategic relationships to assist us in achieving market acceptance of JWLs. We cannot be certain when or if we will achieve sufficient revenues in relation to expenses to become profitable. If we are unable to become profitable, you will lose your entire investment.

- **We will need additional capital to fund our business.** We require substantial working capital to fund our business and will need more in the future. We will experience negative cash flow from operations for the foreseeable future. We expect that the net proceeds from this offering, if the minimum number of shares of Series X preferred stock is sold, together with our available funds, should be sufficient to meet our needs for working capital and capital expenditures needs for fewer than the next 12 months. If, however, we need to raise additional funds through the issuance of equity, equity-related or debt securities, your stock ownership percentage may be diluted. If we are unable to obtain adequate additional financing on reasonable terms, our operations will suffer and we may never become profitable. We cannot be certain that additional financing will be available to us.

- **Closing on minimum offering amount and multiple closings.** This offering is structured on a "best efforts, $10,000 minimum - $1,070,000 maximum" basis. Accordingly, a closing of subscriptions may occur at such time as subscriptions for at least $10,000 of Common Stock are received. There is no assurance that the entire$1,070,000 Offering will be sold or that after the initial closing, additional subscriptions for Common Stock will be received or accepted. Moreover, after the initial closing, there will be multiple closings from time to time at the Company's discretion as Common Stock is purchased. Investors whose subscriptions are accepted in the initial or other early stage closings will bear the additional risk that additional subscriptions will not be received.

- **We need to attract, retain and motivate skilled personnel and retain our key personnel in order for our business to succeed.** Our ability to promote JWLs to the jewelry industry develop and maintain necessary systems depends on our ability to attract, retain and motivate highly skilled technical, managerial and marketing personnel. Competition for skilled software engineers has greatly increased with the emergence of a number of internet retailers and other electronic commerce developments. If we are unable to attract and retain the necessary personnel, our Web site and other systems may not operate efficiently. These difficulties could materially and adversely affect our business and results of operations.

- **Our business is subject to risks associated with competition in the marketplace.** Our future revenues and profits, if any, will depend substantially upon the acceptance and use of blockchain technology as an effective medium of commerce by our target customers. Rapid growth in the use of blockchains is a recent phenomenon. Acceptance and use of blockchain and related services may not continue to develop at historical rates and a sufficiently broad base of consumers may not adopt, and continue to use, the technology and related services as a medium of commerce. Demand and market acceptance for recently introduced services and blockchain applications are subject to a high level of uncertainty and there exist few proven services and products. Our target customer has historically used traditional means of commerce to purchase jewelry. For us to be successful, these customers must accept and utilize our currency. Blockchain technology may not be accepted as a viable long-term technology for a number of other reasons beyond our control, including potentially inadequate development of the necessary network infrastructure or protocols. In addition, blockchain technology could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of activity, or due to increased governmental regulation.

- **Government regulation and legal uncertainties could burden our business.** The adoption or modification of laws or regulations applicable to cryptocurrencies could harm our business. The U.S. Congress is considering regulating cryptocurrency and foreign governments are considering similar legislation. The law governing cryptocurrencies, however, remains largely unsettled. New laws may impose burdens on companies issuing cryptocurrencies. Although we are incorporated in the United States, the governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. It may take years to determine whether and how existing laws governing intellectual property, privacy, and taxation apply to cryptocurrencies.

- **The value of the Company and its Common Stock is dependent on the Company's ability to execute its business plan to develop and service an open sourced blockchain technology-based platform for the jewelry industry, which will utilize the JWL Coin as a form of "cryptocurrency."** As summarized below, there is substantial uncertainty regarding the regulation of cryptocurrencies, as well as the regulation of blockchain technology.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- David Zinberg, 70.0% ownership, Common stock
- Bradley Fuller, 25.0% ownership, Common stock

Classes of securities

- Common Stock: 9,630,000

COMMON STOCK

The Company is authorized to issue up to 200,000,000 shares of common stock, par value of $0.01 per share. There are a total of 9,630,000 shares currently outstanding.

Voting Rights

The holders of shares of the Company's common stock, $0.01 par value per share ("Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Common Stock will be subject to and may be adversely affected by, the rights of the holders of shares of any series or classes of preferred stock that we may designate in the future.

- Preferred Stock: 0

Preferred Stock

The Company is authorized to issue up to 5,000,000 shares of preferred stock,

$0.01 par value per share. The preferred stock shall have such rights, preferences and privileges as may be determined by the Corporation's Board of Directors prior to the issuance of such shares. There are no shares of preferred stock outstanding.

What it means to be a Minority Holder

The holders of shares of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. However, as a minority holder of Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

There has been and is no public market for our Common Stock. See RISK FACTORS.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

JWL.COM, Inc was incorporated on October 13, 2017. We received our startup funding of $100,000, in the form of a three year unsecured, interest only note, barring interest at %6 per annum. Our financial activities, form inception, have been to organize or business infrastructure, develop our JWL.COM web presence for supporting jewelry transnational services; and for legal support to for complying with government regulations.

Financial Milestones

The Company received initial funding of $100,000, shortly after incorporation on October 13, 2017. Our financial statements have been reviewed as of December 31, 2017 be the certified Public Accounting firm of dbb Mckennon, of Newport Beach, California. Our financial statements can be found as an Exhibit to Form C.

Liquidity and Capital Resources

Our financial statements for the inception period beginning October 13, 2017 through December 31, 2017, can be found as an Exhibit to the Form C of which this Offering Memorandum forms a part.

As of December 31, 2017, our website, www.JWL.com, is under development. Once completed, we will provide sales support services to the international jewelry industry, from jewelry manufacturers through to the product purchaser, including transaction support for jewelry wholesale, distributes, merchants and trade shows.

Our services are anticipated to utilize JWL crypto tokens, a not yet issued jewelry industry specific cryptocurrency under development by third party developers and our

Chief Technology Officer, that will provide secure and discrete transaction processing to all parties of the transaction. Our services will also include security background checks on all trading partners registered through our JWL.com website and provide large transaction escrow services. We do not plan to directly create or sell JWL Coins or tokens.

Going Concern and Management's Plans:

We have relied on related party financing to fund operations. Since inception, we have incurred losses and will incur additional costs until revenues are substantial enough to support operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from services provided, a proposed security offering pursuant to Regulation Crowdfunding and debt and/or additional equity financing as determined to be necessary.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Indebtedness

In October 2017, a founding shareholder, David Zinberg, loaned to the company $100,000 for working capital, in exchange for a three-year, unsecured note, due and payable on October 27, 2020, bearing simple interest at 6% per annum. The Company has the right to retire the loan early without a repayment penalty.

Recent offerings of securities

None

Valuation

$9,630,000.00

The pre-money valuation is calculated by multiplying the price of one share of Common Stock by the total number of shares of Common Stock outstanding. The price per share of Common Stock is $1.00. The pre-money valuation is $9,630,000. We believe the valuation of the Common Stock is supported based on our comparison of technology startups at stages of development comparable to ours. However, there are only a limited number of companies of which we are aware that have business models similar to ours, so our ability to compare our valuation to companies comparable to ours is limited. Moreover, we have not undertaken any efforts to obtain an independent third-party valuation of the Company. In this sense, the valuation of the

Common Stock is arbitrary and merely reflects the opinion of the Company as to the value of the Common Stock.

USE OF PROCEEDS

	Offering Amount Sold*	Offering Amount Sold*
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$[600]	$[64,200]
Net Proceeds	$9,400	$1,005,800
Use of Net Proceeds:		
Website Services Development		$200,000
Marketing		$180,000
Legal & Regulatory	$9,400	$200,000
Executive Salaries		$160,000
Administrative Salaries		$160,000
General & Administrative		$80,000
Reserved		$25,800
Total Use of Net Proceeds	$9,400	$1,005,800

Totals are estimates. Actual numbers may vary for avoidance of fractional shares.

We are seeking to raise $1,070,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We will pay Start Engine $600 if we only raise the minimum target amount and $64,200 if we raise the maximum offering amount.

The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the $5 million that we project we will need through 2018 and 2020 to build on our JWL.COM Jewelers' transaction services portal. Specifically, we intend to invest in extended crypto and fiat currency exchange services; secured transaction database; large transaction escrow services and international marketing for the JWL.COM services.

Included in our projected use of funds are $100,000 for website development; $50,000 for website security infrastructure; $50,000 for Know Your Customer, Anti-Money Laundering (KYC/AML) portal services. Budgeting for our marketing efforts include $75,000 for Jewelry Industry magazine display advertising; $60,000 for international jewelry trade shows; and $45,000 for on-line and email marketing. Marketing expenses may include marketing costs related to marketing this Offering.

We reserve the right to change the above use of proceeds if our management believes it is in our best interests. Examples of situations that could possibly lead to re-allocating the proceeds include stronger (or weaker) than expected user acceptance of the JWL Blockchain, stronger (or weaker) than expected response to the Company's business model in international markets, or significant changes in macro-economic conditions.

Irregular Use of Proceeds

The company is expecting to pay Officer salaries at an annual rate totaling between $160,000 to $200,000.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance failure

The Company has no previous compliance failure with Regulation CF.

Annual Report

The Company will make annual reports available at www.JWL.com in the investor information section labeled "annual report." The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR JWL.COM, Inc.

[See attached]



JWL.COM, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

As of December 31, 2017

Together with Independent Accountants' Review Report



dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Board of Directors and Management
JWL.com, Inc.
Valencia, CA

We have reviewed the accompanying financial statements of JWL.com, Inc. (the "Company"), a Delaware Corporation, which comprise the balance sheet as of December 31, 2017, and the related statements of operations, stockholders' deficit, and cash flows for the period from October 13, 2017 ("Inception") to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMcKennon

Newport Beach, California
March 1, 2018

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 *P:* 949.200.3280 *F:* 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego



JWL.COM INC.

Balance Sheet

At December 31, 2017

(unaudited)

		2017
Assets		
Current assets:		
Cash	$	36,743
Prepaid expenses		29,318
Total current assets		66,061
Total Assets	$	66,061
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$	109
Shareholder advance		1,950
Total current liabilities		2,059
Long-term liabilities -		
Note payable and related accrued interest - related party		101,068
Total Liabilities		103,127
Stockholders' deficit:		
Common stock: par value $0.01; total authorized 1,000,000 shares; 600,000 shares issued and outstanding at December 31, 2017		6,000
Accumulated deficit		(43,066)
Total stockholders' equity		(37,066)
Total Liabilities and Stockholders' Deficit	$	66,061



JWL.COM INC.

Statement of Operations
For the period from October 13, 2017 (Inception) to December 31, 2017
(unaudited)

	2017
Revenue	$ -
Operating expenses:	
Advertising and marketing	10,089
Research and development	19,888
General and administrative	12,021
Total operating expenses	41,998
Loss from operations	(41,998)
Interest expense	1,068
Net loss	$ (43,066)

 **JWL.COM INC.**

Statement Stockholders' Deficit
For the period from October 13, 2017 (Inception) to December 31, 2017
(unaudited)

	Common stock		Accumulated	Stockholders
	Shares	Amount	Deficit	Deficit
Founder shares issued	600,000	$ 6,000	$ -	$ 6,000
Net loss	-	-	(43,066)	(43,066)
Balance at December 31, 2017	600,000	$ 6,000	$ (43,066)	$ (37,066)



JWL.COM INC.

Statement of Cash Flows

For the period from October 13, 2017 (Inception) to December 31, 2017
(unaudited)

		2017
Cash used in operating activities:		
Net loss	$	(43,066)
Changes in operating assets and liabilities:		
Prepaid expenses		(29,318)
Accounts payable		109
Accrued interest – related party		1,068
Net cash used in operating activities		(71,207)
Cash flows from financing activities:		
Note payable - related entity		100,000
Shareholder advance		1,950
Issuance of common stock		6,000
Net cash provided by financing activities		107,950
Net increase in cash		36,743
Cash, beginning of period		-
Cash, end of period	$	36,743
Supplemental disclosure of cash flow information:		
Interest paid	$	-
Income taxes paid	$	-

See accompanying independent accountants' review report and notes to the financial statements

 **JWL.COM INC.**

Notes to Financial Statements (unaudited)

NOTE 1 - NATURE OF OPERATIONS

JWL.COM, Inc., (the "Company") was incorporated in Delaware on October 13, 2017 ("Inception"). The financial statements of JWL.com, Inc. (referred to herein as the "Company", "we", "us", or "our") have been prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP"). The corporation's headquarters are in Los Angeles, CA.

As of December 31, 2017, our website, www.JWL.com, is under development. Once completed, we will provide sales support services to the international jewelry industry, from jewelry manufacturers through to the product purchaser, including transaction support for jewelry wholesale, distributers, merchants and trade shows.

Our services are anticipated to utilize JWL crypto tokens, a not yet issued jewelry industry specific cryptocurrency under development by third party developers and our Chief Technology Officer, that will provide secure and discrete transaction processing to all parties of the transaction using the Ethereum token standard. Our services will also include security background checks on all trading partners registered through our JWL.com website and provide large transaction escrow services. We do not plan to directly create or sell JWL crypto tokens.

Going Concern and Management's Plans

We have relied on related party financing to fund operations. Since Inception, we have incurred losses and will incur additional costs until revenues are substantial enough to support operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from services provided, a proposed security offering pursuant to Regulation Crowdfunding and debt and/or additional equity financing as determined to be necessary.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Accounting Policies

Our financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of operations. The financial statements do not include adjustments relating to the recoverability or classification of recorded asset amounts or the amounts or classification of liabilities should we be unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States ("GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

 **JWL.COM INC.**

Notes to Financial Statements (unaudited)

Use of Estimates (continued)

As of the date of this report, we have no critical accounting estimates related to asset impairment charges, deferred income taxes, or other liabilities.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: technologic developments and changes, competition from larger entities in the space, public sentiment to cryptocurrency related companies and changes to governmental regulations surrounding blockchain technologies. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

In addition to the above, the Company plans to accept and provide services that will integrate tokens, crypto assets, cryptocurrencies (hereafter "tokens"). One of the tokens that is anticipated is a JWL token that is being developed outside of the Company. There are inherent risks related to tokens that may include but are not limited to: 1) the transaction of tokens may subject us to certain broker-dealer requirements for which we do not have the proper qualifications, 2) the trading of tokens through our website may require us to register as an alternative trading exchange with the appropriate governmental agencies for which we are currently not prepared for, 3) technologies that create or track tokens can fail


Notes to Financial Statements (unaudited)

Risks and Uncertainties (continued)

or be hacked and cause significant harm to holders, 4) the usage of tokens within our business may cause us to be subject to federal securities laws, 5) there are inherent difficulties in tracking tokens and even if we can do so compliantly within existing laws we may not be able to accurately or timely track the tokens for regulatory reporting, 6) laws and regulations around tokens are new, unproven, and unknown, and therefore we may be subject to regulatory requests, reforms, or inquiries which negatively impact our business, and 7) while we can attempt to act compliantly within federal and state regulatory laws that govern securities and/or tokens, we may unknowingly break certain regulations and laws and be subject to government fines, penalties, or citations.

Concentration of Business and Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash. Our cash deposits with our banks could be at risk when the FDIC deposit insurance of $250,000 per account per bank is not sufficient to cover any potential loss arising from a bank failure.

Cash and Cash Equivalents

Cash and cash equivalents will include highly liquid debt instruments with original maturities of three months or less that do not secure any corporate obligation.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives. Leasehold improvements will be depreciated over the remaining lease term.

Internal Use Software

We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification ("ASC") 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. To date, no such costs have been capitalized.

Long-Lived Assets

Our long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We review property, equipment, and other long-lived assets subject to amortization for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We measure recoverability by comparing the assets' carrying amount with future undiscounted net cash flows the assets are expected to generate.

 **JWL.COM INC.**

Notes to Financial Statements (unaudited)

Long-Lived Assets (continued)

If such assets are impaired, we measure the impairment to be recognized by the amount by which the carrying amount of the assets exceeds the projected discounted future cash flows arising from the assets or their fair values, whichever is more determinable.

Revenue Recognition

We will provide transaction support services for jewelry consumer, merchants, wholesalers and manufacturers of fine jewelry utilizing the JWL blockchain distributed ledger technology. Our services will include discrete transactions processing that interface with third party international currency and cryptocurrency exchange services. Complete encrypted transaction details will be maintained on our secured servers, independent of the JWL blockchain. Access to our services will require passing a security background check before participation. We also anticipate providing escrow services between high value buyers and sellers to reduce transaction risks.

We will recognize revenue from all sources when the following revenue recognition criteria are met: (1) persuasive evidence of an arrangement exists; (2) the service has been rendered and the customer takes ownership and assumes the risk of loss; (3) the selling price is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured. Returns and allowances will be estimated based on historical results or other industry data and record as a reduction to revenues.

Marketing and Advertising

Advertising costs are expensed as incurred. For the period ending December 31, 2017, advertising or marketing costs of $10,089 were incurred for preoperational brand name recognition.

Income Taxes

The Company applies Accounting Standards Codification ("ASC") 740 Income Taxes ("ASC 740') Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rate applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

The Company is subject to tax in the United States ("U. S.") and files tax returns in the U.S. Federal jurisdiction, California jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority and has yet to file an initial tax return.


JWL.COM INC.

Notes to Financial Statements (unaudited)

Stock-Based Compensation

We recognize in our financial statements the cost resulting from all share-based compensation transactions based on the fair value of equity issued. Our assessment of the estimated compensation charges will be affected by our stock price as well as assumptions regarding several subjective variables. These variables include, but are not limited to, our stock price volatility, forfeiture rates and employee stock option exercise behaviors (or expected term).

NOTE 3 - PREPAID EXPENSES

Prepaids consist of the following at December 31, 2017

Legal services retainer	$	21,947
Prepaid services		5,421
Marketing video advance		1,950
Total prepaid expenses	$	29,318

NOTE 4 - SHORT-TERM LIABILITIES

At December 31, 2017, the Company had a liability to pay a founding shareholder $1,950 for an advance made to a media development company prior to incorporation. This obligation is non-interest bearing and due on demand.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

In December 2017 and January 2018, the Company entered into two long-term marketing agreements with leading jewelry industry publications, granting the Company exclusive rights to advertise cryptocurrency-based services in their publications. The anticipated future payments for these exclusive rights advertising agreements are estimated to be $18,750 in 2018, $44,188 in 2019 and $35,000 in 2020.

NOTE 7 - NOTE PAYABLE TO RELATED ENTITY

In October 2017, a founding shareholder loaned the company $100,000 for working capital, in exchange for a three-year, unsecured note, bearing simple interest at 6% per annum. Accordingly, the Company has the right to early retirement without repayment penalty or such note is due October 2020.

NOTE 8 - SHAREHOLDERS' DEFICIT

Delaware Incorporation

We incorporated in the state of Delaware on October 13, 2017 as JWL.COM, INC., and are authorized to issue 1,000,000 shares of common stock, $0.01 par value.

 **JWL.COM INC.**

Notes to Financial Statements (unaudited)

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. There will be no cumulative voting. Subject to preferences that may be applicable to any outstanding preferred stock, if any, holders of common stock will be entitled to receive ratably such dividends as may be declared by our Board of Directors out of funds legally available for that purpose.

In the event of the liquidation, dissolution, or winding up of our company, the holders of common stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions.

Upon Inception, the Company issued 600,000 shares of common stock to its founding members.

NOTE 9 - INCOME TAXES

Deferred tax assets and liabilities are recognized for future tax consequences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. Management has analyzed our ability to recover the deferred tax assets through carry back years, reversal of existing temporary differences, projected income and available tax planning strategies.

A future recoverable tax benefit has been fully offset by an evaluation allowance due to our going concern condition. (Please see Note 1 – Nature of Operations)

Current Tax Provision		**2017**
Federal	$	(-)
State		(-)
Total tax provision	$	(-)

NOTE 9 - INCOME TAXES (continued)

Deferred tax provision (benefit)		**2017**
Federal tax (benefit) at statutory rate 21%	$	(9,044)
State tax (benefit) at statutory rate 8.84%		(3,807)
Valuation allowance		12,851
Total provision for income taxes	$	(-)

Deferred income tax assets		**2017**
Net operating loss carryforwards	$	12,851
Valuation allowance		(12,851)
Total deferred income tax assets	$	(-)

 **JWL.COM INC.**

Notes to Financial Statements (unaudited)

NOTE 10 - SUBSEQUENT EVENTS

An agreement for future publication fee commitments was entered on January 25, 2018 obligating the Company to pay amounts of $10,000, $35,000 and $35,000 in 2018, 2019, and 2020, respectively, for exclusive rights to advertise cryptocurrency-based services in their publications. See Note 5 for total liabilities related to future publication fee commitments.

The Company has evaluated subsequent events that occurred after December 31, 2017 through March 1, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





JWL Coin is pending **StartEngine Approval.**



0
Investors

$0.00
Raised of $10K - $1.07M goal

JWL Coin
Jewelry Industry Cryptocurrency
Small OPO | Valencia, CA | Financial Services | Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

The Future of Digital Currency for the Jewelry Industry

Invest in JWL

Imagine a currency system that allows jewelry merchants from around the world to do business with an international clientele, all without the need for volatile money conversions and costly international wire transfers. It's a system that's...

- **Fraud-free:** Without credit cards there's no possibility of credit card fraud.
- **Secure:** Trust is promoted between the manufacturer and retailer, and the retailer and its customers. This eliminates the need for (and added cost of) the middleman jewelry distributor.
- **Instantaneous:** No more clearing delays at the point of purchase; the seller's account is credited the minute the transaction is completed.

When you're imagining the above, you're imagining JWL.

The team behind JWL is comprised of veterans of the jewelry business and the world of e-commerce. We have worked in the jewelry industry for decades and understand that consumers no longer restrict their shopping to their neighborhood jewelry store. Increasingly, **consumers are crossing international borders by shopping online and are becoming more and more comfortable with big-ticket purchases of precious metals and jewels over the Internet**

We are seeing unprecedented growth in the e-commerce international jewelry trade. **It has become clear to us that the old ways of conducting business are too expensive and no longer effective.**

The jewelry industry needs a financial structure to accommodate and encourage these new customer behaviors. It needs a structure that instills trust in online products and transactions. **The jewelry industry needs its own currency – our own cryptocurrency.**

Introducing JWL, the first digital currency built exclusively for the glamorous world of jewelry.





FAST
SECURE
CONFIDENTIAL

The Offering

Investment: Common Stock & JWL Coins

$1.00/share of Common Stock | When you invest you are betting the company's future equity value will exceed $10.7M.

Perks*
Right to Receive JWL Coins (the "JWLs," "Coins" or "Tokens")

The Offering includes the right to receive, when the company conducts a token generation event, five (5) JWL Coins, or Tokens, for every $1 invested in this Offering.

In other words, investors will be entitled to receive JWL Coins for an amount that is that is equal to the investment amount. For example, an investment of $500 in Common Stock in this offering will entitle the investor to 500 shares of Common Stock and 2,500 Coins, in accordance with the terms of the future token generation event.

**All Coins or Tokens will be delivered after this offering is completed, if and when there is a future token generation event.*

JWL Coins

Description: JWL coins provide the ability to interact the the JWL Blockchain. This will be an independent blockchain created primarily for the jewelry industry, JWL.com, and other uses as the development team sees fit. However, the JWL blockchain development will be open-source and free to use for any individual or industry to further develop on top of.

As soon as JWL is launched and distributed, contributors will immediately have full ownership and control of their JWL, which provides the ability to securely and privately transact with other JWL users. Investment funds will be used to further develop JWL.com specific JWL tools, aiming for, but not limited to, secure web wallets, Jewelry industry integration, web based escrow services, and simplified cryptocurrency storage, access, and exchange.

Further, JWL Blockchain will be the foundation for all value within the JWL.com, Inc. ecosystem. If there are any blockchain changes, or if JWL.com, Inc. develops further blockchain solutions to bring the Jewelry Industry into the 22nd century, JWL Blockchain will continue to act as the basic value and owners will receive preference in distribution of those tokens.

The right to tokens is contingent upon the successful development of such Tokens and to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur.

Our Mission is to provide a secure cryptocurrency payments system that utilizes the JWL blockchain to facilitate jewelry transactions between customers, vendors, distributors, manufacturers, and producers of precious stones and metals.

Introducing the JWL



Jewelry is an investment; JWL is a currency. Unlike Bitcoin, Litecoin, Ethereum, and other popular cryptocurrencies, JWL is designed not for hoarding, but for liquidity. This protects it from the rapid price fluctuations and irrational exuberance that make other cryptocurrencies controversial.

JWLs will be established on blockchain technology. The tokens are independently produced, mined, maintained, and traded on an open source network of international computers, which guarantees the accuracy and integrity of every JWL exchange transaction.

The trading in JWLs will be introduced at international jewelry trade shows, where trading partners will have the option to complete a deal without having to transport large quantities of cash across international borders:

- **Customers** of fine jewelry will purchase JWL currency at these trade shows and then exchange the cryptocurrency for product
- **Jewelers** can use JWLs to purchase inventory
- **Manufacturers** and wholesalers can exchange JWLs on our platform for a variety of international currencies, deposited directly into their bank accounts.

The jewelry industry has existed for thousands of years, producing precious raw materials and manufacturing those rare materials into stunning fashion pieces worn as personal adornments. Our industry will be around for as long as people continue to walk this Earth. The love of jewelry hasn't changed. The business of jewelry has and **we celebrate the electronic-age transformation of our industry by facilitating a buying and selling process that more smoothly, safely and efficiently puts things of beauty into the hands of those desiring them.**

Explaining the JWL Ecosystem



What Are JWLs?

JWLs is a new cryptocurrency established on a blockchain technology. Like Bitcoins, they are independently produced, mined, maintained, and traded on an open-source network of international computers that guarantee the accuracy and integrity of every JWL exchange transaction.

Users will acquire JWL coins by...
- Purchasing JWLs on an open exchange
- Exchanging them for products and services
- Performing mining services
- Receiving them during the limited initial issuance of pre-mining JWLs

The ownership of JWLs will be maintained within digital wallets, initially maintained on our JWL.COM website. This is similar in fashion Coinbase.com's online digital wallet for Bitcoin, Ethereum, and Litecoin.

JWL coins provide the ability to interact the the JWL Blockchain. It will be an independent blockchain created primarily for the jewelry industry, the Company, and for other uses as the development team sees fit. The JWL blockchain development will be open-source on which any individual or industry participant may freely further develop.

As soon as JWL is launched and distributed, contributors will immediately have full ownership and control of their JWL, which provides the ability to securely and privately transact with other JWL users. Investment funds from this Offering will be used to further develop the JWL.com website, to build specific JWL tools, including, but not limited to, secure web wallets, Jewelry industry integration, web based escrow services, and simplified cryptocurrency storage, access, and exchange.

The JWL Blockchain will be the foundation for all value within the Company's ecosystem. If there are any blockchain changes, or if the Company develops further blockchain solutions to bring the Jewelry Industry into the 22nd century, JWL Blockchain will continue to act as the basic value and owners will receive preference in distribution of those tokens.

The JWL Blockchain

JWL team members have over six years of experience in developing cryptocurrencies. The JWL blockchain has been under development for over six months, based on an established **Monero blockchain fork**, and will continuously be under development, providing new utilities and features to support JWL transactions processing.



Transactions will accumulate into a controlled grouping, which are secured through the distributed cryptography, then cast in stone into a proprietary hashed set of transactions referred to as blocks. Each block typically contains a hash pointer as a link to a previous block, a timestamp and transaction data.

The resulting growth of blocks, linked together by the hash pointer, are referred to the chain of previous encrypted blocks producing the JWL Blockchain. JWL transactions will be restricted from subsequent changes, once a block has been produced. **The JWL blockchain will be an open record of all JWL transaction history, both verifiable and permanent.**

For use as an opaque transaction registry, the JWL blockchain will be managed by a peer-to-peer network collectively adhering to a protocol for validating new blocks. Once recorded, the data in any given block cannot be altered retroactively without the alteration of all subsequent blocks, which needs a collusion of the network majority.

The JWL Blockchain will be secure by design, due to its distributed computing system nature with a high fault tolerance. The security built into blockchain transactions, provide for strong transaction integrity between buyer/seller transactions.



Initial Blockchain

- **Migration to Alternative Blockchain:** we anticipate full functionality of blockchain will be available at launch with no requirements for a switch.
- **Expected Network Launch date**: 90 days after the completion of this Offering.
- **Price per Token at token generation event or method for determining price**: $0.20 per JWL.
- **Total amount of Tokens authorized for creation**: ~200,000,000 (total lifetime supply + small tail distribution)
- **Amount of Tokens or Rights to Tokens already issued**:
    - ~50,000,000 to be restricted coins, set aside for development team, used for development team costs, blockchain improvement, and currency adoption.
    - ~50,000,000 to be provided to JWL.com, Inc. (To be distributed internally and to JWL offering investors), which includes
        - ~5,350,000 of JWL.com's initial share to be distributed to StartEngine investors
- **Will they be listed on Exchanges**: TBD.

**See Risk Factors – Currently there are no securities exchanges registered with the SEC that list and trade tokens or cryptocurrencies.



Transaction Opacity

The JWL blockchain, while being a historic record of all JWL transactions, will only include basic transaction information, such as the transaction amount, timestamp, and the cryptocurrency wallet addresses, **making transaction history opaque to anyone with only access to the public facing JWL blockchain.**

Our JWL.COM website will maintain additional information for JWL transactions executed within our secured and encrypted exchange ecosystem. This additional information will be restricted to the owners of the related cryptocurrency wallets maintained on our website, requiring an encryption key to download their personal transaction history.

JWL Blockchain Mining

The JWL wallet, an integral part of the JWL blockchain, will be hosted on our proprietary JWL.com website, and made available as an open source to those who want to mine JWLs. Mining operations will be open to anyone who is interested in earning JWL coinage for the proving proof-of-work service of collecting JWL transactions and encoding them into the JWL blockchain.

Currently there are no mining operations in production as the initial JWL coinage has yet to be issued. We anticipate the **mining process will commence sometime late in the third quarter or early in the fourth quarter, 2018.**

Jewelry retailers, distributers and manufacturers should be in a prime position to provide JWL mining operations. They will most benefit from earning additional JWLs, which they, in turn, can sell to their customers.



Comparing JWL and Bitcoin

JWLs are like Bitcoins in transaction integrity and security. The blockchain technology makes tampering with or modifying existing transactions extremely difficult. The distributed Proof of Work mining process for JWLs is the same that Bitcoin employs. This is where the similarities end, though... **Consider the following major issues with Bitcoin, which prevent it from being a viable cryptocurrency for the jewelry industry:**



Bitcoin Scalability Issues

The sizable transaction volume of Bitcoin is anticipated to reach a technical limit where transaction volume will be pegged a fixed rate, restricting future growth. Attempts to solve this have led to fractures in teams and political disagreements over technical solutions.

We have seen through the past two years the entire blockchain nearly grind to a halt, only allowing transactions with the largest fees to settle within a reasonable time. This makes Bitcoin something that cannot be usable if you need to clear a purchase in person.

JWL.com will cater to the Jewelry Market by focusing primarily on the needs of clearing transactions for our customers. We will do this bu ensuring that the JWL blockchain will be ready to accept all transactions when required.

Bitcoin Stability Issues

Bitcoin's "fair launch" benefitted only the most technically savvy with no real opportunity for the average user to participate until the cost and demand were through the roof. This has led to a backwards system where consumers are holding a currency that sellers and suppliers have no use for. **Bitcoin is volatile, risky, and generally never makes it past a selling gateway** (buyer's spend through a service that converts bitcoin direct to local currency for sellers). **This has created a speculative market with no real flow or backing of funds.**

JWL will focus first and foremost on providing a stable global currency, providing a much cheaper settlement service than cash. This exchange on JWL will provide intrinsic value, and a backing of actual exchange of goods, leading to a realistic stable value sooner than any other cryptocurrency available today. **With a stable value, users can buy and sell with a truly global currency, confident in the real-world utilization and market backing.**

Bitcoin's Privacy Issues

Bitcoin has a privacy and fungibility problem. You don't want any customer or competitor to know how much money you have in your bank account, nor how much you're spending on inventory, nor where that money is being spent.

With Bitcoin, all transactions are public. The addition of dedicated chain analysis companies providing insights into all of your Bitcoin transactions to the highest bidder further puts your money at risk.

JWL.COM will utilize Ring Signatures, Confidential Transactions, and other features to provide the same discretion and anonymity of cash with the benefits of digital currency. Selective, optional transparency is also available with the ability to provide view keys to approved users interested participants, auditors, etc.

Increasing Bitcoin Fees

The Bitcoin cryptocurrency is currently popular with investors, but transaction fees have been increasing as the price and acceptance has grown. Vendors are disabling support for Bitcoin to avoid the extra customer service costs required.

JWL will solve this by creating a custom-designed, low-fee schedule, with the Coinbase mining reward being the biggest factor to encourage mining.

Where We Are Now and Our Plan to Launch the Blockchain

We are a startup. Since our inception in October 2018, we have been coordinating the launch of an open-source blockchain (the "JWL Blockchain"). Although we plan to launch the JWL blockchain within 180 days of closing this Offering, the launch could be delayed, due to the extremely fast progression of blockchain technology.

At launch, the JWL Blockchain will supply a fully functional private blockchain, including a small number of nodes and software to contribute to maintenance of the blockchain (mining). This means that JWL users may send value to other JWL users, similar to the way Bitcoin currently functions. However, the JWL Blockchain is private and designed with the Jewelry and other industries in mind (i.e. it utilizes private keys to make verifiable changes on the blockchain without third-party users to see how much value was sent where).

The next "significant next milestone," in addition to the JWL Blockchain launch, will be the completion of wallet software and the launch of the JWL.com web wallet utilizing the JWL Blockchain with added functionality to access funds and transfer without needing to sync the blockchain to a local device. Further milestone's will be to link a wallet address to an identity or business (with transactions remaining private), manage transaction history, link payments to received goods, provide escrow services, provide conversion services to further cryptocurrencies, and any further developments required of the Jewelry industry and other international transactions to increase usage of JWL and JWL.com.

The JWL Blockchain development team is not employed by JWL.com, inc. and there is no contract concerning payment of developers beyond the initial purchase of majority of the available pre-mined blockchain. We have hired the necessary tech talent to reach our first milestone of providing a JWL.com web wallet. Marketing and adoption will be utilized to encourage users to join JWL.com, create a wallet, and begin using our services.

We intend to allocate JWLS as follows:

Split	% of Subset	% of Total	Units
Total	100%	100%	200,000,000
Mining Reward	50%	50%	100,000,000
Developer Pre-mine	50%	50%	100,000,000
Developer Pre-mine Distribution	100%	50%	100,000,000
Development Team	50%	25%	50,000,000
JWL.com, Inc.	50%	22%	44,650,000
Reserve for Investors in this Offering		3%	5,350,000



About the Jewelry Industry

The jewelry industry for centuries has relied on personal relationships throughout the extended chain of jewelry transactions, from the raw-material producers to the end consumer. The old-world way of doing business is being replaced by a large informal product distribution, where an established friendship and a handshake no longer provides for transaction security.

With the Jewelry industry's transition into an open and global market place, there is a problem with trust when jewelry transactions are not conducted face-to-face. The old-world trust and reputation system was only possible in closed marketplaces. **For the jewelry market to grow, a new form of trust and transaction verification is required.**



The advent of online sales transaction processing, represented by Amazon, Ebay, Alibaba, etc., can only provide a marginal guarantee that trading partners will stand behind their agreements. The online trading services address this issue with consumer/merchant evaluations of their trading partners. Unfortunately, these transaction partner ratings



are not transferrable across transaction processing platforms.

Merchants are investing considerable effort and resources into building their trust and integrity index across multiple platforms. Buyers need to establish relationships with each merchant separately, as a buyer's history is not available for merchants to make trust decisions. **Being trusted with one merchant doesn't mean a buyer can be trusted with others.**

Current day credit card payments are subject to fraud from a stolen card or identity theft. In 2015, card fraud reached $21.84 billion and is expected to rise to $31.67 billion by 2020. According to Advanced Payment Report 2016 conducted with the help of Wirecard.de, 92% of merchants say fraud will remain a prime concern for online payments. **Large e-commerce and m-commerce merchants lose 1.4% and 1.7% of revenues respectively to fraud,** according to the 2015 True Cost of Fraud Study.

The State of Payment Processing in the Jewelry Industry

Brick and mortar jewelry stores are facing greater competition form e-commerce jewelry websites. Consumers are warming up to purchasing personal items, such as clothing and jewelry without having experienced an item first hand. **Retail jewelers are looking for new ways to drive consumers into their stores.**

The existing credit card payment systems are both costly and subject to fraud, as customers may make a credit card purchase, walk off with the goods, only to have the charges reversed claiming that the card was stolen. **Card ownership authentication being presented to the merchant is not always properly validated.**

Credit cards have different sets of costs associated their service. Average processing fees range from 2% up to 5%, depending on the credit card vendor. Additionally, back office processing will take from two to five days before cash can be routed to a business' bank account. **For most credit card batch deposits, it is difficult and impracticable to trace the point of sales transaction to cash deposits and into checking accounts.**

International payments are subject to foreign exchange and currency conversion volatility. The trading partners have little control over payments tied to product sales. Purchase payments are either paid in advance, paid upon deliver, or paid within a limited time frame subject to trade terms such as "1% 10 Net 30".

Customers, who enter into a small value transaction under $10,000, could encounter up to a 2.5% valuation swing over 30 days, resulting in a +/- $250 variance with currency conversion. For merchant inventory purchases that may exceed $100K, the conversion variance ratio could generate a $2,500 variance on a single purchase, a significant amount for most retail jewelry merchants.





The volatility issues inherent in international currency conversion have been mitigated by middlemen import/export distribution services. However, the distribution chain adds an extra layer of cost to inventory purchase in exchange for assuming the currency conversion volatility risks. Jewelry merchants who currently rely on distributors would purchase directly from the international manufacture, if the currency conversion volatility risk were eliminated.

Users of cryptocurrencies may resist such forms of payment, afraid they will become entangled with their governments' regulations. Issuers of crypto currency are more at risk as thy usually the focus of regulatory agency investigation.

JWL Is the Solution

Given the problems presented by traditional payment processing in the jewelry industry, and also those presented by cryptocurrencies like Bitcoin, the need for a solution is evident. JWL is just that solution!

We have conceived of and are developing an token ecosystem that's built from the ground up to service the jewelry industry. It's our belief that the JWL has the potential to see mass adoption due to the ways in which it can bring both trust and expedience back into the marketplace.

If you'd like to join the digital revolution and help carry the jewelry industry fully into the 21st century, then you know what to do...

Invest in JWL Today!



Meet Our Team











David Zinberg
Chief Executive Officer

David Zinberg is the Company's Founder, chairman and Chief Executive Officer. From August 2014 through November 2017, he was the founder and CEO of Bidding Unlimited, Incorporated, (successor to BIDZ.com, Inc.). He has 35 years of experience in the jewelry industry as an accomplished domestic and international multi-business chief executive officer and founder. Through his leadership and organizational ability, he founded the predecessor to BIDZ.com in 1997 and led it to become a leading online jewelry retailer, exceeding $180 million in revenue. In 2007, he listed BIDZ.com on the Nasdaq Capital Market and served as chairman, president, and chief executive officer of the pubic company until May 2014.



Bradley Fuller
Chief Technical Officer

Bradley Fuller has six years of experience in blockchain technology, focused on investing, utilization, and interaction. Educated in international business and finance, trained in software development, and with work experienced in multiple facets of global business. Since February 1, 2015, Bradley has served as the Pricing and Demand Analyst for ZT Systems, a hyperscale server design and manufacturing company. He has the capability and deep understanding required to bring blockchain technology to real-world utilization for businesses and consumers alike, and has been the lead engineer, overseeing the JWL blockchain development since July 2017.



Larry Russell
Chief Financial Officer

Larry Russell is Secretary-Treasurer and Chief Financial Officer. He is a founding member fo the Company with over 40 years of accounting, auditing, and information systems management experience, including, 8 years concentration in information systems forensic investigations. He served for one year the Chief Technology Officer of BIDZ.com in 2005, and Chief Compliance Officer from 2006 until February 2010. He materially participated in BIDZ.com's compliance under Section 404 of the Sarbanes-Oxley Act (SOX) and ultimate listing on Nasdaq in July 2007. Larry served as a consultant with the successor to Bidz.com start up company Bidding Unlimited Incorporated, for the year 2015, and commencing January 1, 2016 through December 31, 2017, Larry served as Chief Financial Officer, for Bidding Unlimited Incorporated.





Nir Schwartz
Chief Security Officer

Nir Schwartz joined the Company on January 15, 2018 as Chief Security Officer. He is a veteran of the Israel Defense Forces (IDF), who in 2015-2016 was a developer of intelligence systems at Unit 8200, an Israeli Intelligence Corps unit responsible for collecting signal intelligence and code decryption. After a year at Unit 8200 and with the Mossad (Institute for Intelligence and Special Operations), managing and developing secure cyber systems with a big-data connection, he entered the civilian market and served in several technology roles. In 2016 to 2017, he was a Software Engineer with Bynet Software systems (Rad Bynet Group), where he managed and developed a secure closed circuit camera systems for the IDF - Camp Ariel Sharon (City of Training Bases), Israel Railways Corporation Ltd., developed a video streaming and VOD system, and developed a secure Network monitoring system that composed from mirror traffic and artificial intelligence for deeper research on the network.

Offering Summary

Maximum 1,070,000 shares of Common Stock ($1,070,000.00)

Minimum 10,000 share of common stock ($10,000.00)

Company	JWL.com, Inc.
Corporate Address	23024 Conde Dr., Valencia, California
Description of Business	Cryptocurrency for the jewelry industry
Type of Security Offered	Common Stock and the right to receive JWL Coins
Purchase Price of Security Offered (Unit)	$1.00 per share of Common Stock
Minimum Investment Amount (per investor)	$500.00

Perks*

*Right to Receive JWL Coins (the "JWLs," "Coins" or "Tokens")

The Offering includes the right to receive, when the Company conducts a token generation event, five (5) JWL Coins, or Tokens, for every $1 invested in this Offering.

In other words, investors will be entitled to receive JWL Coins for an amount that is that is equal to the investment amount.

For example, an investment of $500 in Common Stock in this Offering will entitle the investor to 500 shares of Common Stock and 2,500 JWL Coins, in accordance with the terms of the future token generation event.

*All Coins or Tokens will be delivered after this Offering is completed, if and when there is a future token generation event.

Terms of Tokens

JWL Coins

Description of JWL Coins: JWL Coins will enable the holder to interact on an open-source blockchain presently being developed for the Company (the "JWL Blockchain"). The JWL Blockchain will be an independent blockchain created primarily for the jewelry industry, the Company, and for other users, as determined by the development team that the Company has selected to create the JWL Blockchain. One of the Company's founders, Bradley Fuller, is a member of the development team. As the JWL Blockchain development will be open-source, any individual or industry participant may freely further develop it.

Initial Blockchain:

- **Migration to Alternative Blockchain**: N/A. Full functionality of blockchain will be available at launch with no requirements for a switch.
- **Expected Network Launch date**: ~90 days after the completion of our Offering.
- **Expected Price per Token at token generation event or method for determining price**: $0.20 per JWL. To be distributed pursuant to rights in this Offering (5 JWL per $1 invested).
- **Total amount of Tokens authorized for creation**: ~200,000,000 total lifetime supply (+ potential small tail distribution)
- **Amount of Tokens or Rights to Tokens already issued:**
  - ~50,000,000 to be restricted coins, set aside for development team, used for development team costs, blockchain improvement, and currency adoption

- ~50,000,000 to be restricted coins, set aside for development team, used for development team costs, blockchain improvement, and currency adoption.
    - ~50,000,000 to be provided to JWL.com, Inc. (To be distributed internally and to JWL offering investors)
        - ~5,350,000 of JWL.com's initial share to be distributed to investors in this Offering.
- **Will they be listed on Exchanges**: TBD**
    - **If so, which**: TBD**

**See Risk Factors – Currently there are no securities exchanges registered with the SEC that list and trade tokens or cryptocurrencies.

<u>Other Material Terms:</u>

- **Voting Rights:** none
- **Restrictions on Transfer:** 1 year from closing of the token offering
- **Dividends/Distributions:** none
- **Redemption Rights:** none
- **Other:** none

<u>Additional Information</u>

As soon as JWL is launched and distributed, contributors will immediately have full ownership and control of their JWL, which provides the ability to securely and privately transact with other JWL users. Investment funds from this Offering will be used to further develop the JWL.com website, to build specific JWL tools, including, but not limited to, secure web wallets, Jewelry industry integration, web based escrow services, and simplified cryptocurrency storage, access, and exchange.

Further, JWL Blockchain will be the foundation for all value within the JWL.com, Inc. ecosystem. If there are any blockchain changes, or if JWL.com, Inc. develops further blockchain solutions to bring the Jewelry Industry into the 22nd century, JWL Blockchain will continue to act as the basic value proposition for users.

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the common stock tokens and the Tokens.

Jurisdictions: No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering..

<u>**The Offering**</u>

We are offering one share of Common Stock at a price of $1.00 per share and a right to receive JWLs when the Company launches its token generation event. At the time of the token generation event, the Purchaser will receive five (5) tokens, or JWL Coins, for each dollar invested in this Offering. We anticipate that the price of each JWL Coin will $0.20 per token. Therefore, a purchase of $500 in this Offering, for example, will entitle the purchaser to receive 500 shares of our Common Stock and, upon the token generation event, 2,500 JWL Coins.

The Common Stock is subject to transfer restrictions and the right to receive JWLs are non-transferable.

Although we anticipate to launch the JWL Blockchain within 90 days after the completion of this Offering, the date of the token generation date is uncertain at this time. At this time there is substantial uncertainty about whether the token generation event must be registered or qualified with the United States Securities and Exchange Commission pursuant to the securities laws of the United States and each state. We do not anticipate that such uncertainty will be resolved by the time of the token generation event. If the Company is required to register or qualify the token   generation event with the Securities and Exchange Commission, there can be no assurance that the Company will be successful in so doing. Even if the Company is   able to conduct the token generation event, the success of the Company's business,   and the value of its Common Stock, depends on the adoption of an open-source blockchain platform by developers and the acceptance of JWLs by the jewelry industry, but there is no guarantee that such adoption or acceptance will ever take place in the

The offering of our Common Stock and a right to receive JWLs at a future date, is being made pursuant to an exemption from registration with the Securities and Exchange Commissions under Regulation CF under the Securities Act of 1933, as amended.

The Company is including as part of this Offering the right to receive future JWLs when and if a network based upon blockchain and distributed ledger technology is created by developers and users of the blockchain. The JWLs may be used within the network as a currency to effect economic transactions in the jewelry industry.

Therefore, although the Company has immediate plans to promote this distributed ledger technology, the rights offered and issued in connection with this offering are contingent upon the further development of such technology. Investors in this offering should not plan on receiving JWLs or tokens and should not include any such future utility tokens as part of their investment decision. Any future utility token shall only have a use within a developed ecosystem and shall not be considered debt or equity in the Company.

Irregular Use of Proceeds

The company is expecting to pay Officer salaries at an annual rate totaling between $160,000 to $200,000.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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VIDEO TRANSCRIPT (Exhibit D)

Meet Tom. Tom runs a successful jewelry store. Unlike his competitors, Tom's store is always busy. You see, most jewelry stores don't accept digital currency. But Tom does and that's what keeps his store busy with new customer to keep coming, as well as opening up a new revenue channel inside the jewelry store, helping Tom make more money. Of course, Tom's customers can still use old payment methods like cash and credit cards and checks. But using digital currency is easier safer and discreet. You don't even need to carry your wallet.

So, what does Tom know that other jewelers don't? As a store owner, each year Tom travels to jewelry shows and buys his new merchandise for his store. At International jewelry shows, large transactions are even more complicated. Traveling with large amounts of cash is risky. Checks, on the other hand, take up to thirty days to clear, and credit card payments can be reversed or even cancel. That's where JWL comes in and makes your life simpler.

On his last trip, Tom discovered the new JWL digital currency. In every large jewelry show, Mumbai, Bangkok, Hong-Kong, Vicenza and Las Vegas, our representatives are available at the shows to assist with any digital currency transaction. And with their help, you can learn about the benefits of JWL. For every transaction between two parties, digital currency is one of the most secured payment methods currently available. Transactions are immediate, non-reversible and accessible globally benefiting both the seller and the buyer.

That's why we decided to create JWL, the 1st digital currency aimed exclusively at the jewelry industry. The JWL team will help you complete your transactions every step of the way. JWL offers a vast secure and confidential purchase experience. The future of digital currency for the jewelry industry is here.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

CERTIFICATE OF INCORPORATION

OF

JWL.COM, INC.

FIRST. The name of the corporation is JWL.com, Inc. (the "Corporation").

SECOND. The address of the Corporation's registered office in the State of Delaware is 2140 S. Dupont Highway, City of Camden, Delaware 19934, County of Kent. The name of its registered agent at such address is Paracorp Incorporated.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

FOURTH. The total number of shares of all classes of stock that the Corporation is authorized to issue is 1,000,000 shares of Common Stock, par value $0.01 per share.

FIFTH. The name and mailing address of the incorporator is:
Susan Williams Howard
c/o Mitchell Silberberg & Knupp LLP
11377 W. Olympic Blvd.
Los Angeles, CA 90046

SIXTH. The Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal bylaws of the Corporation.

SEVENTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the Corporation.

EIGHTH. To the fullest extent permitted by Delaware statutory or decisional law, as amended or interpreted, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

*[**Signature Page Follows**]*

9373632.1/47351-00001

IN WITNESS WHEREOF, I have signed this Certificate of Incorporation this 13th day of October, 2017.

Susan Williams Howard, Sole Incorporator

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:21 PM 03/23/2018
FILED 03:21 PM 03/23/2018
SR 20182154413 - File Number 6577466

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of JWL.COM, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read as follows:

The Corporation is authorized to issue two classes of shares. One class shall be designated as Common Stock, par value of $0.01 per share, and one class shall be designated as Preferred Stock, no par value per share. The total number of common shares that this corporation is authorized to issue is 200,000,000 shares of Common Stock, par value $0.01 per share. The total number of preferred shares that this Corporation is authorized to issue is 5,000,000 shares of Preferred Stock, $0.01 per share. The holders of Preferred Stock shall have such rights, preferences and privileges as may be determined by the Corporation's Board of Directors prior to the issuance of such shares. The Common Stock and the Preferred Stock may each be issued in such series and with such designations as may be determined by the Corporation's Board of Directors. The Corporation's Board of Directors may determine the number of shares and the designation of each series of Preferred Stock and each series of Common Stock. The holders of each series of Common Stock and each series of Preferred Stock shall have such rights, preferences and privileges as may be determined by the Corporation's Board of Directors prior to the issuance of each such series of Common Stock and each such series of Preferred Stock.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

9892804.1

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 23 day of March, 2018.

By: _Larry E. Russell_____
      Authorized Officer
Title: Chief Financial Officer_____

Name: Larry E. Russell_____